SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------


                 AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 14D-9


                Solicitation/Recommendation Statement Pursuant to
            Section 14(d) (4) of the Securities Exchange Act of 1934
                                 ---------------

                        Public Storage Properties V, Ltd.
                            (Name of Subject Company)
                                 ---------------

                              Public Storage, Inc.
                                 B. Wayne Hughes
                      (Name of Person(s) Filing Statement)
                                 ---------------

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)
                                 ---------------

                                      NONE
                      (CUSIP Number of Class of Securities)
                                 ---------------

                                 David Goldberg
                              Public Storage, Inc.
                          701 Western Avenue, 2nd Floor
                         Glendale, California 91201-2397
                                 (818) 244-8080
          (Name, Address and Telephone Number of Persons Authorized to
                 Receive Notices and Communications on Behalf of
                         The Person(s) Filing Statement)

Item 1.  Subject Company Information.
         ---------------------------


                  The name of the subject company is Public Storage Properties V, Ltd., a California limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 701 Western Avenue, 2nd Floor, Glendale, California 91201-2397. The title of the class of equity securities to which this Statement relates is the Partnership's units of limited partnership interest (the "Units"). There are 44,000 Units outstanding.


Item 2.  Identity and Background of Filing Person.
         ----------------------------------------

                  The persons filing this statement are the general partners of the Partnership: Public Storage, Inc., a California corporation, and B. Wayne Hughes (the "General Partners"). Their business address is 701 Western Avenue, 2nd Floor, Glendale, California 91201-2397 and their business telephone number is (818) 244-8080.

                  This Statement relates to the offer by CMG Partners, LLC, CMG Ventures, LLC, CMG Acquisition Fund I, LLC, CMG Acquisition Fund II, LLC, CMG Acquisition Fund III, LLC and CMG Special Fund, LLC (collectively, the "Purchasers") disclosed in the Purchasers' Offers to Purchase for Cash (the "Offers to Purchase") to acquire Units and units of limited partnership interest in two other limited partnerships. The Offers to Purchase are dated October 8, 2002 and the Purchasers' reported address is 999 3rd Avenue, Suite 3800, Seattle, Washington 98104.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.
         --------------------------------------------------------

                  The general partners are the general partners of the Partnership, the general partners and their affiliates own a majority of the Units and one of the general partners manages the Partnership's properties.

                  To the knowledge of the general partners, there is no material agreement, arrangement or understanding between the Purchasers and the Partnership or the general partners.

Item 4.  The Solicitation or Recommendation.
         ----------------------------------


                  The general partners are expressing no opinion and are remaining neutral with respect to the Offers to Purchase. Although the offer price is lower than the Purchasers' estimate of liquidation value, the Purchasers indicate that the offer price is generally comparable to or higher than prices reported in connection with secondary market sales of Units.

                  The general partners have no present intention to seek the liquidation of the Partnership. The term of the Partnership expires on December 31, 2038. The prospectus used in the original sale of Units indicated that the Partnership intended to sell or finance its properties between seven and ten years after completion of development, i.e., between 1987 and 1990. The Partnership's properties were financed in 1989 and the net loan proceeds were distributed to the partners at that time.

                  Neither the general partners nor, to their knowledge, any of the executive officers, directors of affiliates of Public Storage, Inc. intend to tender Units in response to the Offers to Purchase.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.
         ------------------------------------------------------

                  The general partners have not retained any person to make any recommendation to the limited partners in connection with the Offers to Purchase.

Item 6.  Interest in Securities of the Subject Company.
         ---------------------------------------------

                  During the past 60 days, the general partners and their affiliates have not purchased or sold any Units.

Item 7.  Purposes of the Transaction and Plans or Proposals.
         --------------------------------------------------

                  The Partnership is not undertaking or engaged in any negotiations in response to the Offer to Purchase that involves (1) a tender offer or other acquisition of Units, (2) any extraordinary transaction involving the Partnership, (3) any purchase, sale or transfer of a material amount of the Partnership's assets or (4) any material change in the Partnership's present distribution rate or policy, indebtedness or capitalization.

Item 8.  Additional Information.
         ----------------------

         None.

Item 9.  Exhibits.
         --------

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.


Dated:  November 21, 2002                   PUBLIC STORAGE, INC.




                             By: /s/ DAVID GOLDBERG
                                 -----------------------
                                 David Goldberg
                                 Vice President
                                 and Senior Counsel


                             /s/   B. WAYNE HUGHES
                             -----------------------
                             B. Wayne Hughes

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